WAL★MART
MEXICO

FILE N°
82-4609

04 MAR 17 AM 7:21

04010649

SUPPL

March 16, 2004

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report February 2004 sales of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Sincerely,

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

dlw 3/17

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL*MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS FEBRUARY 2004 SALES

Mexico City, March 9, 2004

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of February 2004, sales were $9,722 million pesos. This figure represents a 20.5% increase over sales reported the same month last year, and a 15.3% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 13.5%, and of 8.6% in real terms compared to the same month of 2003.

Real Growth

	February		January – February	
	2004	2003	2004	2003
Total sales growth (%)	15.3	10.7	13.4	10.4
Comparable sales growth (%)	8.6	4.1	6.6	3.6

Considering the four-week period from January 31 to February 27, 2004 that compares with the four-week period ending February 28, 2003, as well as the eight-week period from January 3 to February 27, 2004 and that compares with the eight-week period that ended February 28, 2003, sales growth was as follows:

Real Growth

	4 weeks		8 weeks	
	2004	2003	2004	2003
Total sales growth (%)	9.1	10.5	10.2	11.2
Comparable sales growth (%)	2.8	3.9	3.6	4.4

Openings during the month of February:

1 Bodega Aurrera in Guadalajara, Jalisco

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 640 units, broken down as follows:

- 53 Sam's Clubs
- 140 Bodega Aurrera
- 83 Wal*Mart Supercenters
- 44 Superamas
- 52 Suburbias
- 268 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx